Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,					Three Months Ended November 30,
	2009	2008	2007	2006	2005	2009
Income before Provision for Income Taxes	$15,184	$25,991	$24,837	$35,823	$35,104	$8,707
Additions:
Fixed charges	2,447	4,038	6,026	5,307	3,649	458

Total Earnings	$17,631	$30,029	$30,863	$41,130	$38,753	$9,165

Fixed Charges
Interest expense	$1,791	$3,081	$5,218	$4,641	$2,935	$271
Preferred stock dividends	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—
Estimate of interest portion of rental expenses	656	957	808	666	714	187

Total Fixed Charges	$2,447	$4,038	$6,026	$5,307	$3,649	$458

Ratio of Earnings to Fixed Charges	7.2	7.4	5.1	7.8	10.6	20.0

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7.2	7.4	5.1	7.8	10.6	20.0